Exhibit 21.1

Subsidiaries of Stream Global Services, Inc.

Name	Jurisdiction of Incorporation

Stream Holdings Corp.	Delaware
Stream Florida Inc.	Delaware
ECE EMEA, LTD	Ireland
Stream International, Inc.	Delaware
Stream International, Inc.	Nevada
Stream International Europe, BV	Netherlands
Stream Ireland Ltd.	Ireland
Stream International, GMBH	Germany
Stream International Nordic, AB	Sweden
Stream International Bulgaria EOOD	Bulgaria
Stream International Canada, Inc.	Canada
Stream International (N.I.), Ltd.	United Kingdom
Stream Tunisia, S.A.R.L.	Tunisia
Stream Servicios de Apoyo Informatico S.L.	Spain
Stream International Sp zoo	Poland
Stream New York, Inc.	Delaware
Stream Italy S.r.l.	Italy
Stream International (Bermuda) Ltd.	Bermuda
Stream International Services Europe BV	Netherlands
Stream Mauritius Ltd.	Mauritius
Stream Costa Rica	Costa Rica
Stream International Services, Pvt. Ltd.	India
Infowavz Pvt. Ltd.	India